February 25, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Hughes Bates

Re:	World Financial Network Credit Card Master Note Trust
Registration	Statement on Form SF-3
Filed	December 10, 2015
File	No. 333-208463

Ladies and Gentlemen:

On behalf of WFN Credit Company, LLC (the “depositor” or the “registrant”), and in response to the letter dated January 6, 2016 from the Securities and Exchange Commission (the “Commission”) to Michael Blackham, we submit the following responses, together with Amendment No. 1 to Registration Statement on Form SF-3 (“Amendment No. 1”).

The numbered paragraphs below set forth your comments in italicized text together with our responses. The headings and numbers correspond to the headings and numbered paragraphs in your letter. Page references in our response are references to the page numbers in the clean version of Amendment No. 1 or form of prospectus filed in connection therewith, as applicable.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

We confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. World Financial Network Credit Card Master Note Trust (CIK: 0001282663), as the issuing entity, and World Financial Network Credit Card Master Trust (CIK: 0001140096) have publicly offered asset-backed securities of the same asset class contemplated in the Registration Statement.

February 25, 2016

2.	Please file your required exhibits with your next amendment, including the forms of transaction agreements. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Exhibits have been filed with Amendment No. 1.

3.	We note your disclosure throughout the prospectus that “the bank” has many responsibilities. Please define the term “bank”.

We have revised the form of prospectus as requested on page 10.

Form of Prospectus

The Sponsor

Credit Risk Retention, page 50

4.	We note your bracketed disclosure that you “expect to maintain a seller’s interest equal to at least $[•], which will equal [•]% of the adjusted outstanding ABS investor interests.” Please confirm that the bracketed percentage will equal or exceed 5%.

We confirm that the bracketed percentage will equal or exceed 5%.

We refer you to the existing disclosure on pages 52-53 under “The Sponsor—Credit Risk Retention”, which states:

“We intend to satisfy the risk retention requirements by maintaining a seller’s interest, calculated in accordance with Regulation RR, in a minimum amount not less than (i) five percent of the excess of the aggregate unpaid principal balance of all outstanding notes issued by the issuing entity, other than any notes that are at all times held by the bank or one or more wholly-owned affiliates of the bank, over the aggregate amount of principal collections on deposit in segregated principal accumulation accounts for the payment of principal with respect to such notes (which excess we refer to as the “adjusted outstanding ABS investor interests” in this section), minus (ii) funds on deposit in the excess funding account.” (emphasis added)

We also refer you also to the definition of Minimum Transferor Amount under “The Sponsor—Credit Risk Retention”, which states that the Minimum Transferor Amount will not be less than the minimum seller’s interest required for compliance with Regulation RR.

5.	Please revise to provide a description of the material terms of the seller’s interest. Please refer to Rule 5(k)(1)(i) of Regulation RR.

February 25, 2016

As disclosed under “The Sponsor—Credit Risk Retention”, the seller’s interest for purposes of Regulation RR is maintained through holding the Transferor Amount in an amount at least equal to the Minimum Transferor Amount, and we had provided a cross reference to the description of the Transferor Amount under “—Capitalization of Issuing Entity; Minimum Transferor Amount”. As noted in response to Comment 6, we have consolidated the disclosure under these two headings and such disclosure provides a description of the material terms of the seller’s interest.

The Issuing Entity

Capitalization of Issuing Entity; Minimum Transferor Amount, page 55

6.	Please consolidate your disclosure relating to the Minimum Transferor Amount with the section entitled “Credit Risk Retention”. Refer to Rule 5(k)(1) of Regulation RR.

We have revised the disclosure as requested to move the description of the Transferor Amount and Minimum Transferor Amount under “Credit Risk Retention”. However, we have also maintained the section titled “Capitalization of Issuing Entity; Minimum Transferor Amount”, which is intended to describe the capitalization of the issuing entity to address the disclosure required by Item 1107(g) .

World Financial Network Credit Card Master Trust, page 60

7.	Please revise your disclosure to indicate that the activities of World Financial Network Credit Card Master Trust, as the issuing entity in respect of the collateral certificate, will be limited to passively owning or holding a pool of assets and other permitted activities. Refer to Item 1101(c)(2)(ii) of Regulation AB.

We have revised the disclosure as requested on page 14.

The Asset Representations Reviewer, page 76

8.	Please add language to clarify that the asset representations reviewer will not be affiliated with the sponsor, servicer, depositor, issuing entity or any trustee at all times throughout the life of the transaction.

We have revised the disclosure as requested on page 79.

The Trust Portfolio

Dispute Resolution Procedures, page 82

9.	We note that a “requesting party” may refer a matter to dispute resolution. Please also revise to confirm that you permit a beneficial owner to refer a matter to dispute resolution. Also revise to disclose the requirements, if any, for an investor that is not the holder of record to verify to the depositor that it is a beneficial owner.

February 25, 2016

We have revised the disclosure as requested on pages 84-85.

10.	We note your disclosure that a repurchase request will be deemed to be resolved if the receivable was part of an Asset Review and the related report stated that no tests were failed for the receivable. Because this provision prevents a party from being able to effectively utilize the dispute resolution provision, this limitation on the availability of dispute resolution is inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (“while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request...”). Please remove or revise accordingly.

We have removed the provision as requested.

11.	Please revise your disclosure to clarify that investors may utilize the dispute resolution provision and explain the process that they will use to notify the transaction parties of a repurchase request and a referral to dispute resolution. Please also revise to clarify how the requesting party will be informed of the status of the repurchase request.

We have revised the disclosure as requested on pages 84-85.

12.	We note your disclosure that the mediator and the arbitrator, as applicable, will be appointed from a list of neutrals maintained by the American Arbitration Association. Please revise to clarify how and by whom the mediator and/or the arbitrator will be appointed.

We have revised the disclosure as requested on pages 85-86.

13.	We note your disclosure indicating that requesting parties may choose mediation, which will include non-binding arbitration. Please revise the language that stating that the requesting party is giving up its right to sue in court by selecting arbitration, as this language would only apply in the case of binding arbitration. Please make sure your transaction documents also provide consistent disclosure.

We have revised the disclosure on page 86 to indicate that the referenced language would only apply in the case of binding arbitration.

14.	We note your disclosure that “[e]ach party will agree to keep the details of the repurchase request and the dispute resolution confidential...” Please confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

February 25, 2016

We confirm that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

15.	We note your disclosure that a requesting party may not initiate a mediation or arbitration with respect to a receivable, and must join an existing mediation or arbitration, if a receivable is the subject of an ongoing mediation arbitration that has not yet concluded (emphases added). Please clarify under “Description of Series Provisions – Investor Communications” on page 133 that the servicer will provide notice of the commencement of any mediation or arbitration on the Form 10-D in order to give other investors the right to participate in the mediation and/or arbitration proceeding.

We have revised the disclosure on page 85 to state that the depositor will provide notice of the commencement of any mediation or arbitration on the Form 10-D.

16.	We also note your disclosure that a requesting party may not initiate a mediation or arbitration as described in this section with respect to a receivable that has been the subject of a previous mediation or arbitration (emphases added). However, we also note your disclosure that the requesting party may refer a request to arbitration if parties fail to agree at the end of a mediation. Please reconcile these statements and revise to clarify that requesting party may also proceed to filing a suit in court.

We have revised the disclosure to clarify that the requesting party may refer a request to binding arbitration if the parties fail to agree at the end of a mediation. We have also clarified that a requesting party may exercise other remedies in accordance with the transaction documents, including proceeding to file a suit in court, if the parties fail to reach agreement in a mediation or non-binding arbitration.

17.	We note your disclosure that a requesting party will have [30] days from the date of receiving notice of a mediation or arbitration to join such existing mediation or arbitration. Because the Form 10-D should be the primary mechanism by which the commencement of any mediation or arbitration would be communicated to other investors, it is not clear to us that your time limitation provides investors with the time necessary to evaluate whether to join in an existing mediation or arbitration. We note that the Form 10-D is required to be filed within 15 days after a required distribution date, and the distribution date is typically two weeks after the end of a reporting period. Please revise or provide us with your analysis why you believe [30] days is sufficient time for investors to join in a proceeding taking into account these procedures and timelines.

February 25, 2016

We have revised the disclosure to clarify that the 30-day period will begin after the notice of commencement of any mediation of arbitration period is disclosed in a Form 10-D filed with the Commission. We believe 30-days after the filing of the Form 10-D provides investors with adequate time to join in a proceeding. We don’t believe the end of the reporting period or the time between the payment date and the filing of the Form 10-D are relevant to the sufficiency of the thirty-day period if the period begins upon filing of notice on a Form 10-D.

Review of Pool Asset Disclosure, page 90

18.	We note your statement that a third party will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

We confirm that, if we or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, we or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report we or the underwriter have obtained.

Compliance with Underwriting Criteria, page 91

19.	We note your disclosure that accounts that are reviewed through the manual review process rather than the automated process are therefore not considered exceptions. However, the adopting release for Item 1111(a)(8) notes that “where originators may approve loans at a variety of levels, the loans underwritten at an incrementally higher level of approval are evaluated based on judgmental underwriting decisions, the criteria for the first level of underwriting should be disclosed, and loans that are included in the pool despite not meeting the criteria for this first level of underwriting criteria should be disclosed under Item 1111(a)(8).” See Issuer Review of Assets in Offerings of Asset-Backed Securities, Release No. 33-9176 (Jan. 20, 2011). Based on your disclosure, it appears that the accounts reviewed through the manual process should still be disclosed as exception loans under Item 1111(a)(8). Please revise or advise.

Accounts reviewed through the manual process are disclosed as exceptions. We draw your attention to the following disclosure on page 96:

February 25, 2016

“In addition, the credit risk group monitored manual approvals during the period from [_] through [_] for all applications that were initially declined by the automated system. Such monitoring determined that manually approved applications represented less than [_]% of new applications during such period, which is consistent with the results of prior reviews. Accounts that are approved through the manual review process rather than the automated process, and are therefore considered exceptions, did not meet the bank’s initial underwriting policies for the following reasons: applicants with no or low credit score; missing or invalid applicant information or duplicate applications. The bank determined to include the receivables for which exceptions were identified in the trust portfolio because the fact that the accounts did not meet the bank’s initial underwriting policies would not have a material adverse effect on the trust, and therefore the exceptions do not cause the receivables to be ineligible for sale to the trust. Another compensating factor with respect to these exceptions is that the bank engages in ongoing monitoring of the files and adjusts the credit limits on accounts as necessary based on an updated measure of risk as determined by the behavioral scoring model that is calculated for active accounts as described under “The Sponsor—Underwriting Process” in this prospectus.”

In the prospectus supplement for the most recent issuance by the trust, manual approvals were determined to be less than 0.01% of all applications based on a three-month testing period, and such results were, as disclosed, consistent with prior internal reviews.

Asset Representations Review

Delinquency Trigger, page 93

20.	We note your disclosure that the delinquency trigger has been set at a level related to the historical peak of delinquency receivables. Please revise to incorporate a comparison against delinquencies that have been disclosed for prior securitized pools of the sponsor for the asset type in accordance with Item 1105 of Regulation AB. Refer to Item 1113(a)(7)(i) of Regulation AB.

Item 1105 does not require disclosure for prior securitized pools of the sponsor in the case of revolving asset master trusts (refer to Item 1105(b)). We believe that a comparison with the delinquency experience for the master trust provides the appropriate disclosure for a revolving asset master trust.

Asset Review Voting, page 93

21.	Please specify the time frames within which the indenture trustee will send a notice specifying that the Review Conditions have been satisfied and providing the applicable Review Trigger Date, and within which the servicer will provide to the asset representations reviewer a list of the accounts in which the Subject Receivables arise.

We have revised the disclosure as requested on page 98.

February 25, 2016

Asset Review, page 94

22.	We note your disclosure that the bank will, after reviewing the report of the asset representations reviewer, determine whether the depositor would be required to repurchase a Subject Receivable. Please revise to clarify how the bank would evaluate an asset representations reviewer’s report that finds non-compliance of the assets with the representations and warranties. Please also revise to clarify that the asset representations reviewer will also provide to the bank a report of the findings and conclusions of the review of the Subject Receivables.

We have revised the disclosure on page 99 to clarify that the asset representations reviewer will also provide a report of the findings and conclusions of the review of the Subject Receivables to the servicer, and have further clarified on page 99 how the servicer would evaluate an asset representations reviewer’s report that finds non-compliance of the assets with the representations and warranties.

Resignation and Removal of the Asset Representations Reviewer, page 94

23.	We note your disclosure that the asset representations reviewer may resign “upon determination that the performance of its duties...is no longer permissible under applicable law.” Please revise to specify which transaction party will make such determination.

We have revised the disclosure to specify that the asset representations reviewer will make such determination.

Description of the Notes

New Issuances of Notes, page 96

24.	Please revise to clarify that a condition precedent to the issuance of a new class or series of notes after the compliance date of the risk retention rule will be the sponsor’s compliance with the risk retention requirements with respect to seller’s interest. Please refer to Rule 5(c)(4) of Regulation RR.

We have revised the disclosure as requested on page 102.

Fees and Expenses, page 108

25.	In the table, please include all fees and expenses paid to the asset representations reviewer. Refer to Item 1113(c) of Regulation AB.

The fees and expenses of the asset representations reviewer will be paid by Comenity Bank, as sponsor. Item 1113(c) requires an itemized list of fees and expenses to be paid or payable out of cash flows from the pool assets, so we do not believe such fees and expenses fall within the requirements of Item 1113(c). The current table under the heading “Fees and Expenses” describes fees and expenses of the trust that are payable by the servicer. We have added a cross

February 25, 2016

reference in the “Fees and Expenses” section to the disclosure regarding the fees of the asset representations reviewer under the heading “Asset Representations Review—Fees and Expenses for Asset Review.”

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (312) 701-7132 with any questions.

Sincerely,

/s/ Julie Gillespie

Julie Gillespie
Mayer Brown LLP